Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Qubittech, Inc.	Delaware

Qubittech International, Inc.	Delaware

QI Solutions, Inc.	Delaware

QPhoton, LLC	Delaware

Luminar Semiconductor, Inc.	Delaware

EMFOUR Acquisition Co., LLC	Delaware

EM4, LLC	Delaware

Freedom Photonics, LLC	California

Optogration Inc.	Delaware